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                             April 25, 2022

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, FL 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 5, 2022
                                                            File No. 024-11852

       Dear Mr. Ogorek:

               We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 5, 2022

       Item 6. Unregistered Securities Issued or Sold Within One Year, page 6

   1. Please revise to provide the information required by Item 6 of Part I of Form 1-A. In this regard, we note that
you indicate in Item 6 that none were issued. However, you have disclosed on page 30 of
your Offering Statement on Form 1-A that on August 31, 2021:
                                                        (1) the company issued
a total of 94 million shares of common stock as founders' shares for services; and (2)
the company issued a total of 6 million shares of common stock for cash.
       Management's Discussion and Analysis, page 14

   2. Please reconcile the disclosure on page 14 that the company "realized a net profit of
                                                        $5,050" for the year
ended December 31, 2021 with the information on page 24 that the company had a net loss
of $100,729 for the twelve moths ended December 31, 2021.
 Paul Ogorek
FirstName   LastNamePaul
PGD Eco Solutions,   Inc. Ogorek
Comapany
April       NamePGD Eco Solutions, Inc.
       25, 2022
April 225, 2022 Page 2
Page
FirstName LastName
Management, page 15

3. Please include in this section the disclosure required by Item 10 of Form 1-A, including the information in substantially the tabular format set forth in Item 10(a). For example your disclosure in this section does not mention that Paul Ogorek is your CEO and chief operating officer and Samuel Becherer is your principal accounting officer and principal financial officer as indicated on page 32.
Security Ownership of Management and Certain Security Holders, page 17

4. Please ensure that you have included in this section the information required by Item 12 of
         Form 1-A. In this regard, it appears from the disclosure in the first paragraph of this section and from the table on page 17 that you have two directors and executive officers and that they are the beneficial owners of 20,200,000 shares of your outstanding common stock. However, it appears from the disclosure on the cover page that all 100 million shares of your outstanding common stock are owned by your officers and directors. Also, it is unclear why the disclosure in this section does not mention the outstanding shares of your preferred stock that have "voting rights of 10-1" as disclosed in the penultimate paragraph on page 18. Please advise or revise accordingly. Also, revise the disclosure on page 17 to identify the natural persons who have or share voting and/or dispositive power over the shares held by Bright Business Properties
LLC.
Exhibits

5. It appears from the disclosure throughout your Form 1-A that you are offering 50,000,000 shares of common stock; however, the opinion of counsel filed as exhibit 12.1 refers to the
         proposed offering of 5,000,000 shares of common stock. Please advise or revise accordingly.
6. In connection with your audited financial statements, please file the relevant auditor consent as an exhibit. Please refer to Item 17(11) of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Paul Ogorek
PGD Eco Solutions, Inc.
April 25, 2022
Page 3

       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul Ogorek
                                                         Division of
Corporation Finance
Comapany NamePGD Eco Solutions, Inc.
                                                         Office of
Manufacturing
April 25, 2022 Page 3
cc:       John Brannelly
FirstName LastName